United States Securities and Exchange Commission
                         Washington, DC 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                           (Amendment No. )

                  UNIVERSAL HOLDINGS AND CONSULTING, INC.
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                                None
                           (CUSIP Number)

                             Gary O'Neill
                   514 Americas Way, Suite 6337
                   Box Elder, South Dakota 57719
                             312-778-1526
             -------------------------------------------
            (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                              2/16/2016
       -----------------------------------------------------
      (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  None                  13D                  Page 2


1.      Name of Reporting Persons:     Gary O'Neill
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2.      Check the appropriate box if a member of a group:
          (a)
          (b)
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3.      SEC use only
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4.      Sourt of Funds                 PF
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5.      Check if disclosure of legal proceeding is required pursuant
	to Itmes 2(d) or 2(e)          [   ]
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6.       Citizenship or place of organization:       United States
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	Sole Voting Power:             5,000,000 shares common directly
                                           owned
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8.	Shared Voting Power:           None
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9.	Sole Dispositive Power:        5,000,000 shares
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10.	Shared Dispositive Power:      None
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                       5,000,000 shares common
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12.     Check if The Aggregate Amount in Row 11 Excludes Certain Shares.
                 /  /                  [   ]
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13.	Percent of Class Represented by Amount in Row 11
                                       90.9%
          (based on 5,500,000 shares outstanding)
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14.       Type of Reporting Person:    Individual

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CUSIP NO.  None                  13D                  Page 3

Item 1        Security and Issuer

     (a)      Name of Issuer:    Universal Holdings and Consulting, Inc.

     (b)      Address of Issuer's Principal Executive Offices:
			514 Americas Way, Suite 6337
			Box Elder, South Dakota 57719

      (c)     Common stock, $0.0001 par value per share
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Item 2       Identity and Background

     (a)     Name of Person Filing:      Gary O'Neill

     (b)     Address of Principal Business or, if none, Residence:
			514 Americas Way, Suite 6337
			Box Elder, South Dakota 57719

     (c)     Principal occupation or employment:  Executive management

     (d)     During the past five years, Mr. O'Neill has not been
		convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)     During the last five years, Mr. O'Neill has not been a
		party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)     Citizenship:     United States

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Item 3.      Source and Amount of Funds or Other Consideration

		Mr. O'Neill received 5,000,000 shares at par as part of a change in control of the company.

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Item 4.      Purpose of transaction

		The shares were issued as part of a change in control of the Company.

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Item 5.        Interest in Securities of Issuer

 	(a)	As of the filing date of the Schedule 13D, Mr. O'Neill

		(i) is the beneficial owner and
		(ii) has sole power to vote
		(iii) 5,000,000 shares ofcommon stock which represents approximately
		      90.9% of the 5,500,000 shares of common stock deemed to be
		      outstanding pursuant to Rule 13d-1(j).

 	(b)	The responses to Items 7-11 of the cover page of this Schedule 13D are
		incorporated herein.

 	(c)	Except as set forth or incorporated herein, no other transaction in the
		common stock has been effected during the past 60 days.

 	(d)	Not applicable.

 	(e)	Not applicable.

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Item 6. 	Contracts, Arrangements, Understandings or Relationships with Respect
		to Securities of the Issuer

		Not applicable.

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Item 7. 	Materials to Be Filed as Exhibits

		Not applicable.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated: February 16, 2016           /s/ Gary O'Neill
                                   --------------------------------------
	  		                Gary O'Neill